Independent Auditors' Report



To the Board of Directors of
UMB Scout Capital Preservation Fund, Inc.
and
the Securities and Exchange Commission:

RE:	UMB Scout Capital Preservation Fund, Inc.
	Form N-17f-2
	File Number 811-08511


We have examined management's assertion about UMB SCOUT CAPITAL PRESERVATION FUND, INC.'s (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1998, and for the period June 30, 1998 through December 31, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and for the period June 30, 1998 through December 31, 1998, with respect to securities of UMB SCOUT CAPITAL PRESERVATION FUND, INC., without prior notice to management:

* Securities owned as of the close of business on December 31, 1998, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Federal Reserve Bank, which uses the book entry method of accounting for securities;

* Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB Scout Capital Preservation Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB Scout Capital Preservation Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


					/s/ BAIRD, KURTZ & DOBSON






Kansas City, Missouri
February 19, 1999




	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-08511                       December 31, 1998






2. State Identification Number:






AL	*

AK	98 02648

AZ	S-0057440-QUAL

AR	85-M0144-01

CA	*

CO	IC-98-14-096

CT	SI46025

DE	*

DC	*

FL	*

GA	56-003044

HI	*

ID	49022

IL	9838943

IN	98-0154IC

IA	I-40771

KS	98S0000983

KY 	M34790

LA	*

ME	MF98-8228

MD	SM980388

MA	989278

MI	227380

MN	R-40432.1

MS	MF-98-02-110

MO	1998-00212

MT	38632

NE	O24050

NV	*

NH	*

NJ	*

NM	981974

NY	S 28 21 76

NC	7539

ND	U943

OH	13027

OK	I-119098

OR	*

PA	98-02-045MF

RI	*

SC	MF11349

SD	14240

TN	RM98-3642

TX	C-55304-000-00

UT	*

VT	2/11/98-02

VA	2629

WA	C-58245

WV	MF-24532

WI	344040-03

WY	20815

PUERTO RICO





Other (specify):
*Indicates Fund is registered in state but state does not issue identification numbers






3. Exact name of investment company as specified in registration statement:

        UMB Scout Capital Preservation Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





Management believes that UMB Scout Capital Preservation Fund, Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, and during the period June 30, 1998
(prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1998, with respect to securities reflected in the investment account of UMB Scout Capital Preservation Fund, Inc.



UMB SCOUT CAPITAL PRESERVATION FUND, INC.


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President